Exhibit 99.1

Neptune Wellness Solutions Inc. Announces Receipt of Amendment to its Health Canada License Permitting it to Sell Dried Cannabis Flower

LAVAL, QC, March 23, 2021 /CNW Telbec/ - March 23, 2021 Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced that Health Canada has provided the Company with a license amendment to allow it to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

Neptune currently supplies the market with premium cannabis extracts, under its Mood Ring™ and PanHash™ brands, and will expand its offering to include all regulated product categories. This empowers the Company to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower segment, which is a dominant force in the industry both in sales and revenue.

"Dried flower and associated products derived therefrom will be the latest additions to Neptune's collection of cannabis products, which includes High CBD Oil, High CBD Oil Capsules and Legacy Hashish," said Neptune Wellness Solutions' President and Chief Executive Officer Michael Cammarata.

The license amendment enables Neptune to leverage trusted partnerships across its supply chain to acquire unique and highly sought-after cultivars. The Company's dried flower will be carefully selected and curated by an award-winning cannabis sommelier, and then hand packaged in premium packaging. This ensures that the integrity and quality of the carefully sourced flower will be maintained and preserved to provide supreme quality for the customer. The ability to source exceptional flower from any licensed producer will afford flexibility to maximize emerging commercial opportunities and will safeguard Neptune from increased industry volatility.

"This is a very exciting time for Neptune, allowing us to sell all categories of recreational cannabis to meet the demands of our Canadian consumers," said Mr. Cammarata. "We are excited to bring to market premium dried cannabis flower products that are packaged to preserve their quality and profile."

Today's announcement follows Neptune Wellness Solutions Inc. entering into a letter of intent with Société québécoise du cannabis (SQDC), the province's sole legal retailer for recreational cannabis, for the sale of Neptune's new cannabis brand, PanHash™.

As Neptune continues to redefine the recreational cannabis market, the Company has pledged to align with cultivators that share its core values of sustainability, accountability and excellence to furnish the industry with superior cannabis flower. All cannabis products are manufactured and packaged at the Company's purpose-built facility in Sherbrooke, Quebec.

For more information visit Neptune's corporate website or the Mood Ring™ website.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements include, without limitation, statements relating to Neptune's ability to successfully develop and market dried cannabis flower and other products, the ability of Neptune to source premium cannabis and the timing thereof. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com . All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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CO: Neptune Wellness Solutions Inc.

CNW 07:30e 23-MAR-21